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                                                          SEC FILE NUMBER
                                                            001-15527
                                                  ------------------------------
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                                                           CUSIP NUMBER
                                                           92552x-10-6
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check One):
[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

                       For Period Ended: December 31, 2000
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended:

- --------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
- --------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- --------------------------------------------------------------------------------


PART 1 -- REGISTRANT INFORMATION

     VIALOG CORPORATION
- --------------------------------------------------------------------------------
Full Name of Registrant

     N/A
- --------------------------------------------------------------------------------
Former Name if Applicable

     32 Crosby Drive
- --------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

     Bedford, MA 01730
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City, State and Zip Code


PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)   The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |
    | (b)   The subject annual report, semi-annual report, transition report on
    |       Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |
    | (c)   The accountant's statement or other exhibit required by Rule
    |       12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     See Attached

(Attach Extra Sheets if Needed)     Potential persons who are to respond to the
                                    collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     John Dion                      781                 761-6200
- -----------------------    --------------------   ------------------------
        (Name)                   (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On March 5, 2001 the Registrant issued a press release and filed a current report on Form 8-K with the SEC reporting its results of operations for the fiscal year ending December 31, 2000.

- --------------------------------------------------------------------------------


                               Vialog Corporation
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 2, 2001                     By: /s/ John Dion
                                            --------------------------------
                                            Title:  Vice President, Finance

                                  Form 12(b)-25

                              Part III - Narrative

      As previously announced, the Registrant is being acquired by Genesys S.A. ("Genesys") pursuant to an Agreement and Plan of Merger and Reorganization dated as of October 1, 2000. Upon the closing of the transaction, the Registrant will be a wholly owned subsidiary of Genesys.

      In February 2001, the Registrant and Genesys each scheduled March 23, 2001 shareholders' meetings to obtain the requisite shareholder approvals necessary to close the transaction. Based on the March 23, 2001 shareholder meetings date, the Registrant and Genesys scheduled the transaction closing for March 27, 2001. The intention of the parties was to withdraw (i) the Registrant's common stock listing on the American Stock Exchange and (ii) the Registrant's common stock registration under the Securities and Exchange Act of 1934, simultaneously with, or immediately after, the March 27, 2001 closing. As a result of such withdrawals, the Registrant would not be required to file a Form 10-K for the fiscal year ending December 31, 2000. Given the above schedule, the Registrant focused its resources on closing the transaction rather than preparing a Form 10-K.

      On March 19, 2001, the Registrant was advised by a representative of the bank group who is refinancing the Registrant's debt upon the closing of the Registrant's acquisition by Genesys that the bank group would need to extend the transaction closing date approximately three to four weeks in order to complete the documentation of the loan. The extended Closing date means that the Registrant will need to maintain its American Stock Exchange listing and its registration under the Securities and Exchange Act of 1934 until the extended closing date in mid to late April. As a result, the Registrant is now obligated to file a Form 10-K for the fiscal year ended December 31, 2000.

      Due to the recent and unanticipated rescheduling of the closing date, the Registrant is unable to timely file its Form 10-K without unreasonable effort or expense.